CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Tembec Industries Inc. (the "Company") on Form 40-F for the year ended September 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michel Dumas, Executive Vice President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: December 21, 2006

/s/ Michel Dumas
Michel Dumas
Executive Vice President, Finance and Chief Financial Officer